UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No.  )*

Under the Securities Exchange Act of 1934

Boundless Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

10170A100
(CUSIP Number)

April 2, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 10170A100	Page 2 of 11 Pages

1.	Name of Reporting Person

Bayer HealthCare LLC
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
Owned By		1,615,201
Each Reporting	7.	Sole Dispositive Power
Person with
0
	8.	Shared Dispositive Power

1,615,201
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,615,201
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable
11.	Percent of Class Represented by Amount in Row (9)

7.3%[1]
12.	Type of Reporting Person

CO

1 This percentage is based on 22,239,333 shares of common stock, $0.0001 par value per share (the “Common Stock”), outstanding of Boundless Bio, Inc., a Delaware corporation (the “Issuer”), following the closing of the Issuer’s initial public offering (and assuming no exercise of the underwriters’ over-allotment option), as disclosed in the Issuer’s prospectus dated March 27, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2024 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Final Prospectus”).

CUSIP No. 10170A100	Page 3 of 11 Pages

1.	Name of Reporting Person

Bayer US Holding LP
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
Owned By		1,615,201
Each Reporting	7.	Sole Dispositive Power
Person with
0
	8.	Shared Dispositive Power

1,615,201
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,615,201
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable
11.	Percent of Class Represented by Amount in Row (9)

7.3%[2]
12.	Type of Reporting Person

PN

2 This percentage is based on 22,239,333 shares of the Issuer’s Common Stock outstanding as disclosed in the Issuer’s Final Prospectus.

CUSIP No. 10170A100	Page 4 of 11 Pages

1.	Name of Reporting Person

Bayer World Investments B.V.
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

The Netherlands
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
Owned By		1,615,201
Each Reporting	7.	Sole Dispositive Power
Person with
0
	8.	Shared Dispositive Power

1,615,201
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,615,201
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable
11.	Percent of Class Represented by Amount in Row (9)

7.3%[3]
12.	Type of Reporting Person

CO

3 This percentage is based on 22,239,333 shares of the Issuer’s Common Stock outstanding as disclosed in the Issuer’s Final Prospectus.

CUSIP No. 10170A100	Page 5 of 11 Pages

1.	Name of Reporting Person

Bayer Aktiengesellschaft
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Germany
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
Owned By		1,615,201
Each Reporting	7.	Sole Dispositive Power
Person with
0
	8.	Shared Dispositive Power

1,615,201
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,615,201
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable
11.	Percent of Class Represented by Amount in Row (9)

7.3%[4]
12.	Type of Reporting Person

HC, CO

4 This percentage is based on 22,239,333 shares of the Issuer’s Common Stock outstanding as disclosed in the Issuer’s Final Prospectus.

CUSIP No. 10170A100	Page 6 of 11 Pages

Item 1(a)	Name of Issuer

Boundless Bio, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

9880 Campus Point Drive, Suite 120, San Diego, California 92121

Item 2(a)	Name of Person Filing

This Schedule 13G is being jointly filed by Bayer HealthCare LLC (“BHC”), Bayer US Holding LP (“BUSH LP”), Bayer World Investments B.V. (“BWI”) and Bayer Aktiengesellschaft (“Bayer AG”) (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if none, Residence

The business address for BHC and BUSH LP is 100 Bayer Boulevard, Whippany, New Jersey 07981.

The business address for BWI is Siriusdreef 36, 2132 WT Hoofddorp, The Netherlands.

The business address for Bayer AG is Kaiser-Wilhelm-Allee 1, 51368 Leverkusen, Germany.

Item 2(c)	Citizenship

The Reporting Persons are citizens of:

BHC – Delaware

BUSH LP – Delaware

BWI — The Netherlands

Bayer AG — Germany

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e)	CUSIP Number

10170A100

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)           BHC is the direct beneficial owner of an aggregate of 1,615,201 shares of the Issuer’s Common Stock, which represents 7.3% of the Issuer’s Common Stock outstanding, based upon 22,239,333 shares of the Issuer’s Common Stock outstanding following the closing of the Issuer’s initial public offering (and assuming no exercise of the underwriters’ over-allotment option) as disclosed in the Issuer’s Final Prospectus.

CUSIP No. 10170A100	Page 7 of 11 Pages

BHC is controlled by BUSH LP. BWI is the general partner of BUSH LP. BWI is an indirect, wholly owned subsidiary of Bayer AG. Accordingly, Bayer AG may be deemed to be an indirect beneficial owner of the shares of Common Stock beneficially owned directly by BHC.

(b)            Percent of class:

BHC – 7.3%

BUSH LP – 7.3%

BWI — 7.3%

Bayer AG — 7.3%

(c)            Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:

BHC — 1,615,201

BUSH LP — 1,615,201

BWI — 1,615,201

Bayer AG — 1,615,201

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:

BHC — 1,615,201

BUSH LP — 1,615,201

BWI — 1,615,201

Bayer AG — 1,615,201

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

CUSIP No. 10170A100	Page 8 of 11 Pages

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 10170A100	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 9, 2024

BAYER HEALTHCARE LLC

By:	/s/ Priyal Patel
Priyal Patel, Treasurer

BAYER US HOLDING LP

By:	/s/ Priyal Patel
Priyal Patel, Treasurer

BAYER WORLD INVESTMENTS B.V.

By:	/s/ Kati Schnuerer
Kati Schnuerer, Managing Director

BAYER AKTIENGESELLSCHAFT

By:	/s/ Thomas Hoffmann
Thomas Hoffmann, Head of Treasury

CUSIP No. 10170A100	Page 10 of 11 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated April 9, 2024, by and between Bayer HealthCare LLC, Bayer US Holding LP, Bayer World Investments B.V. and Bayer Aktiengesellschaft.

CUSIP No. 10170A100	Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with the United States Securities and Exchange Commission this Schedule 13G and any future amendments hereto (including amendments on Schedule 13D or Schedule 13G, as applicable) reporting each of the undersigned’s ownership of securities of Boundless Bio, Inc., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: April 9, 2024

BAYER HEALTHCARE LLC

By:	/s/ Priyal Patel
Priyal Patel, Treasurer

BAYER US HOLDING LP

By:	/s/ Priyal Patel
Priyal Patel, Treasurer

BAYER WORLD INVESTMENTS B.V.

By:	/s/ Kati Schnuerer
Kati Schnuerer, Managing Director

BAYER AKTIENGESELLSCHAFT

By:	/s/ Thomas Hoffmann
Thomas Hoffmann, Head of Treasury